UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of February 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

TABLE OF CONTENTS

I.	EDP Release – February 3, 2006 – Standard & Poors Affirms EDP’s Credit Rating

II.	EDP Release – February 3, 2006 – Baltic Notifies EDP of a 2.0020% Ownership in EDP’s Share Capital

III.	EDP Release – February 6, 2006 – EDP Clarifies the Market About News Regarding Energias do Brasil

Lisbon, February 3rd 2006

Reuters: EDPP.IN / EDP.N	STANDARD & POORS AFFIRMS
Bloomberg: EDP PL / EDP US	EDP’S CREDIT RATING
Standard & Poor’s Ratings Services today affirmed its ‘A’ long term and ‘A-1’ short term corporate ratings of EDP – Energias de Portugal, S.A. (EDP), with stable outlook.
EDP’s credit ratings were placed on CreditWatch, with negative implications following the company’s announcement in July 2004 of its intention to increase its shareholding in Hidrocantábrico as well as the uncertainties associated with the negotiation of the compensation mechanism (CMECs) for the early termination of the PPAs (long term Power Purchase Agreements).
The current credit ratings incorporate the impact of the integration of Hidrocantábrico, and recognise that the CMECs provide an adequate compensation and protection for the early termination of the PPAs.
EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

Lisbon, February 3rd 2006

Reuters: EDPP.IN / EDP.N	BALTIC NOTIFIES EDP OF A 2.0020%
Bloomberg: EDP PL / EDP US	OWNERSHIP IN EDP’S SHARE CAPITAL

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. issues the following legal notice:
BALTIC – SGPS, S.A. (“BALTIC”) notified EDP that it has acquired, on the Euronext Lisbon, 73,202,802 EDP shares, which represents 2.0020% of EDP’s share capital.
As EDP holds 17,262,735 own shares, the BALTIC’s holding represents 2.0115% of the total voting rights.
BALTIC also informed that:
i) according with article 20 of the Portuguese Securities Market Code, 0.0027% of the total voting rights in EDP, corresponding to 100,000 of EDP’s shares held by José de Mello – SGPS, S.A., should also be imputed to BALTIC.
ii) BALTIC’s share capital is totally held by José de Mello Participações II, SGPS, S.A., which is fully owned by José de Mello – SGPS, S.A.

INVESTOR RELATIONS DEPARTMENT	EDP – Energias de Portugal, S.A.

Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

Lisbon, February 6th 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP CLARIFIES THE MARKET ABOUT NEWS REGARDING ENERGIAS DO BRASIL

Within the process of EDP – Energias do Brasil, S.A. (“Energias do Brasil”) initial public offer, concluded on July 13th, 2005, the company made public its strategic intention to reinforce its presence in the electricity generation business and achieve a better balance with its currently over weighted distribution activity.
As a reference company in the Brazilian energy sector and taking into consideration the abovementioned objective, Energias do Brasil, in the safeguard of all of its shareholders’ interests, will necessarily analyse every available and strategically fitting alternative that could result in the strengthening of its electricity operations and the enhancement of its share value.
Notwithstanding, in response to certain reports in the Portuguese media today regarding the potential acquisition of some specific assets by the company, EDP – Energias de Portugal, S.A. (“EDP”) would like to make clear that presently no investment decisions have been made – nor any projects or proposals have been analysed by the Executive Board and/or by the Board of Directors – that could result in the acquisition of electricity companies in Brazil.
INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello	EDP will, as usual, provide the market with all the suitable and necessary information whenever existing developments justify it.

Phone +351 210012834 Fax: +351 210012899	EDP – Energias de Portugal, S.A.

Email: ir@edp.pt

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal, 12     1250-162 Lisboa     Portugal Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 7, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer